FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	Head of Investor Relations
Jaime Montero	jprv@endesa.cl
Investor Relations Director
Endesa Chile	Irene Aguiló
(56-2) 634-2329	iaguilo@endesa.cl
jfmv@endesa.cl
Jacqueline Michael
jmc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED MARCH 31, 2008

(Santiago, Chile, April 24, 2008) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended March 31, 2008. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities. March 2007 figures have been adjusted by the year-over-year CPI variation of 8.1% . The figures expressed in US Dollars for both periods were calculated based on the March 31, 2008 exchange rate of 437.71 pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (EMGESA S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

Highlights for the Period

Endesa Chile’s net income in the first quarter of 2008 amounted to Ch$ 77,649 million, 44.5% higher over Ch$ 53,730 million reported in the same period of the year before. This is mainly explained by a better non-operating result derived from improved results and tariffs in Brazil, additionally to a positive effect of the exchange rate difference, minority interest and lower financial expenses.

Operating income in the first quarter 2008 was Ch$ 155,045 million, a decrease of 15.9% compared to the Ch$ 184,398 million reported in the same quarter of 2007. This lower result is mainly due to higher fuel costs in Chile, caused by reduced hydrology and to a lesser degree due to the effect of the higher appreciation of the Chilean peso compared to the currencies of the other countries where we operate, which produces a negative effect on the comparative operating income when converting their amounts into Chilean pesos.

Endesa Chile’s consolidated Ebitda, or operating income plus depreciation and amortization, amounted to Ch$ 203,093 million as of March 31, 2008, 14% lower than the same period of 2007. The Ebitda distribution per country is as following: Chile, 56.3%; Colombia, 24.5%; Peru, 10.1% and Argentina, 9.1% . Since Endesa Chile does not consolidate Endesa Brasil, its Ebitda is not considered under the distribution.

The most important events in the first quarter of 2008 were the following:

• The highest rating of AAA+ obtained for the Sustainability Report 2007 by Global Reporting Initiative (GRI), a further demonstration of the commitment assumed by Endesa Chile to provide transparent information to all interested parties and stakeholders. The United Nations Global Compact placed this document in its “notable” category.

• The inauguration and start-up of the San Isidro II combined cycle power plant which contributes with 353 MW to the SIC. The plant will reach a capacity of 377 MW once it operates with LNG in 2009. The plant’s first stage, in open cycle, began operating in April 2007 and the second stage, in combined cycle, started operating on January 21, 2008, two months ahead of schedule.

• On March 19, the unit No.1 of the Taltal plant began its dual operation with an installed capacity of 120 MW to the SIC. Although this plant was originally designed to operate with natural gas, may also now operate with diesel oil to meet continual and unrestricted energy-supply standards even under adverse conditions.

Consolidated revenues as of March 2008 were Ch$ 480,560 million, 12.7% higher than the Ch$ 426,373 million reported in the same period of 2007. This is explained by higher revenues in Chile as a result of higher average sales prices.

Our subsidiaries in Colombia and Peru, even though their sales volumes were higher than in the same period of 2007, operating revenues were negatively affected after their conversion to Chilean pesos. This was the result of the strong appreciation of the Chilean peso which negatively affected operating revenues of those subsidiaries in the first quarter of 2008, despite the slight tariff increase in dollar terms of those countries. In Argentina, higher average sales prices were offset by a slight decrease in energy volume sold, and also to the appreciation of the Chilean peso.

Consolidated sales volume in the first quarter of 2008 amounted to 13,754 GWh, a decrease of 1% compared to the same quarter of 2007, mainly due to a 9.0% decrease of the sales volume in Chile as a consequence of drier hydrology and the lower energy demand derived from the public and private campaigns regarding energy saving.

Consolidated operating expenses as of March 2008 amounted to Ch$ 317,050 million, which represent a 37.2% increase over 2007. Higher thermal generation in Chile, Argentina and Peru, and the major use of liquid fuels additionally to their higher price mainly explain the increase in consolidated operating expenses. Selling, general and administrative expenses declined by 22.4% to Ch$ 8,464 million in the first quarter of 2008, mainly explained by lower general expenses in Chile and Peru.

Consolidated electricity generation was 12,827 GWh during the first quarter of 2008, 2.2% lower compared to 13,118 GWh generated in 2007 as a consequence of the lower hydrology.

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1

(Chilean GAAP, Thousand US$)

	1st Quarter 2007	1st Quarter 2008	Variance	Change

Operating Revenues	974,099	1,097,895	123,796	12.7%
Operating Expenses	(527,896)	(724,339)	(196,443)	(37.2%)

Operating Margin	446,204	373,556	(72,647)	(16.3%)

SG&A	(24,925)	(19,338)	5,587	22.4%

Operating Income	421,279	354,219	(67,060)	(15.9%)

Net Financial Income (Expenses)	(100,659)	(79,710)	20,949	20.8%
Interest Income	10,581	10,381	(200)	(1.9%)
Interest Expense	(111,240)	(90,091)	21,149	19.0%
Net Income from Related Companies	13,539	55,182	41,643	307.6%
Equity Gains from Related Companies	18,543	55,813	37,270	201.0%
Equity Losses from Related Companies	(5,004)	(632)	4,373	87.4%
Net other Non Operating Income (Expense)	(78,110)	(120,889)	(42,779)	(54.8%)
Other Non Operating Income	19,934	22,867	2,933	14.7%
Other Non Operating Expenses	(98,043)	(143,756)	(45,712)	(46.6%)
Positive Goodwill Amortization	(548)	(583)	(35)	(6.3%)
Price Level Restatement	40	(1,616)	(1,657)	(4095.0%)
Exchange differences	(1,447)	26,969	28,416	1963.6%

Non Operating Income	(167,185)	(120,648)	46,537	27.8%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	254,094	233,571	(20,523)	(8.1%)

Income Tax	(98,597)	(83,771)	14,827	15.0%
Extraordinary Items	-	-	-
Minority Interest	(35,504)	25,314	60,818	171.3%
Negative Goodwill Amortization	2,761	2,285	(476)	(17.2%)

NET INCOME	122,753	177,399	54,645	44.5%

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.1

(Chilean GAAP, Million Ch$)

	1st Quarter 2007	1st Quarter 2008	Variance	Change

Operating Revenues	426,373	480,560	54,187	12.7%
Operating Expenses	(231,065)	(317,050)	(85,985)	(37.2%)

Operating Margin	195,308	163,509	(31,798)	(16.3%)

SG&A	(10,910)	(8,464)	2,446	22.4%

Operating Income	184,398	155,045	(29,353)	(15.9%)

Net Financial Income (Expenses)	(44,059)	(34,890)	9,169	20.8%
Interest Income	4,631	4,544	(87)	(1.9%)
Interest Expense	(48,691)	(39,434)	9,257	19.0%
Net Income from Related Companies	5,926	24,154	18,228	307.6%
Equity Gains from Related Companies	8,116	24,430	16,314	201.0%
Equity Losses from Related Companies	(2,190)	(276)	1,914	87.4%
Net other Non Operating Income (Expense)	(34,189)	(52,914)	(18,725)	(54.8%)
Other Non Operating Income	8,725	10,009	1,284	14.7%
Other Non Operating Expenses	(42,915)	(62,923)	(20,009)	(46.6%)
Positive Goodwill Amortization	(240)	(255)	(15)	(6.3%)
Price Level Restatement	18	(707)	(725)	(4095.0%)
Exchange differences	(633)	11,805	12,438	1963.6%

Non Operating Income	(73,178)	(52,809)	20,370	27.8%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	111,220	102,236	(8,983)	(8.1%)

Income Tax	(43,157)	(36,667)	6,490	15.0%
Extraordinary Items	-	-	-
Minority Interest	(15,541)	11,080	26,621	171.3%
Negative Goodwill Amortization	1,208	1,000	(208)	(17.2%)

NET INCOME	53,730	77,649	23,919	44.5%

Main events during this period

Investments

Endesa Chile is actively developing and studying a series of projects mainly in Chile and also in Colombia and Peru, in line with its role at the different markets. The projects on which the Company is working in Chile will contribute approximately 900 MW to the electricity grid in the period 2008-2010.

Reinforcing Endesa Chile’s commitment with sustainability and among the initiatives for the development of non-conventional renewable energy (NCRE) projects, the Company brought into service, through its subsidiary Endesa ECO, the 18.15 MW Canela wind farm in December 2007. The Company has now committed itself to the acquisition of adjoining land for an immediate expansion of the wind farm of approximately 60 MW of additional energy.

In mid January 2008, two month ahead of the original schedule, the San Isidro II plant completed the closing of the combined cycle to achieve a total capacity of 353 MW. Taking into account the first stage in open cycle in 2007 and adding this last stage in combined cycle, this implied a total investment of US$ 229 million. In 2009, once liquefied natural gas (LNG) is available in Chile, the plant will reach its full capacity of 377 MW. The bringing forward of this investment, provided an important support for the difficult energy supply in the first months of 2008.

As part of its strategy for ensuring reliable and diversified energy sources, the Company is actively taking part in the initiative promoted by the Government to expand the diversification of the energy matrix through the Quintero LNG project, with a 20% holding in the ownership of the re-gasification terminal, together with Enap, Metrogas and British Gas, the latter being the gas supplier. This project will require an estimated investment of US$ 940 million and will be operating in fast-track mode in the first half of 2009, and definitively in 2010.

Endesa Chile, concerned of the delicate supply situation of the country in the next few years, and in addition to the advanced start-up of the San Isidro II combined-cycle plant, began the operation with diesel in March of unit No.1 of the Taltal plant, with an installed capacity of 120 MW. This investment is an important contribution to the needed capacity for this period.

The Company also submitted the environmental impact assessment for an open-cycle plant with a total capacity of 240 MW at a site alongside the Quintero re-regasification plant, which will start operating with diesel in the first quarter of 2009 and later with LNG. On September 2007, Endesa Chile awarded General Electric the supply of two 120 MW turbines each. On January 2008, the EPC contract was awarded to Sigdo Koppers. The total investment of the Project amounts to US$ 120 million.

Regarding the development and progress of the hydroelectric project HidroAysén, in which Endesa Chile has a 51% shareholding and Colbún S.A. the remaining 49%, the environmental impact assessment by the international consortium comprising the companies SWECO, POCH Ambiental and EPS is still in progress. Mid 2007, HidroAysén presented the final project to the authority and local community, demonstrating the company’s efforts to reduce the areas flooded and leaving important and emblematic fishing, tourism, landscape and environmental zones untouched. The total installed capacity of the project will be approximately 2,750 MW. HidroAysén continues its negotiations with the transmission company Transelec for the transmission service to bring the plants’ energy to the SIC. The anti-trust court approved the form of constitution of the project management company, thus advancing one step further in its progress.

Constructions works have continued and are highly advanced on the Bocamina II coal-fired plant, located in the town of Coronel in Chile’s Eighth’s Region. This 350 MW plant will have the latest technologies for emissions reduction and it’s start up is expected by mid 2010. The estimated investment amounts to US$ 625 million.

On April 16, 2008, the environmental authority of the Maule Region in Chile approved the environmental impact assessment of the Los Cóndores hydroelectric project, a pass-through power plant with a capacity of approximately 150 MW and an average annual generation of 560 GWh. This plant will use the waters of the lake Maule and will be located in the town of San Clemente, Talca. The estimated investment is US$ 185 million and its start up is planned for early 2012. Construction works will start once coming winter ends.

Endesa ECO will bring into service its Ojos de Agua pass-through mini hydroelectric plant on May 2008, located approximately 100 kilometers from the city of Talca, in the valley of the river Cipreses, downstream from the lake La Invernada. The investment in this 9 MW plant is estimated in US$ 25 million.

In Peru, a turnkey contract was signed in January 2008 with Siemens Power Generation for the installation of a 183 MW turbine at the Santa Rosa plant which will operate with gas from Camisea, a project that will require an investment of approximately US$ 90 million. This project will increase Edegel’s installed capacity to 1,654 MW and enable it to face the fast-growing demand in the Peruvian market.

Due to the continuous increase in energy demand in Colombia, Emgesa is evaluating its participation in the energy and power bidding process planned for this year. It will participate in this process by presenting generation projects, such as the development of the Quimbo 400 MW hydroelectric plant located upstream from the Betania plant.

Regarding the FONINVEMEM project in Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., has contributed with an investment of US$ 160 million as of December 31, 2007, which includes US$ 42 million of financing. Endesa Chile has 21% shareholding in the companies Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which are building combined-cycle power plants of 800 MW each. Last March, senior Argentine authorities inaugurated the operation in open cycle of the Manuel Belgrano plant. The José de San Martín plant will also soon start operating in open cycle and, in the first semester 2009, both plants will be operating in combined cycle. At that moment, the companies will begin to recover their credits from the flows generated by the project through their 10-year production sales contracts with MEM, managed by CAMMESA.

Operating Income

The following is an analysis of the business by country:

In Argentina, operating income as of March 2008 was Ch$ 9,351 million, compared to Ch$ 9,433 million in the previous year, a decrease of 0.9%, despite physical sales were 2.8% lower at that market. This performance is mainly due to better operating results of Endesa Costanera, which increased by 60.7% to Ch$ 6,815 million as a result of higher operating revenues of 6.1% while operating expenses remained at similar levels to the corresponding in the first quarter of 2007. A more efficient management in generation and in its commercial policy enabled Endesa Costanera to increase its operating income, also considering that sales volume increased by 5.1% together with a rise in average tariffs. El Chocón reported a 51.2% decrease in its operating income to Ch$ 2,537 million in the first quarter 2008, as a consequence of 26.5% lower energy sales compared to the previous year, derived from the management of the water flows of the river Limay and the plant’s lower operation due to the extraordinary operation framework as a consequence of the dry hydrology.

Operating income in Colombia was Ch$ 42,539 million in the first quarter of 2008, Ch$ 1,542 million more than in the same period of 2007. This better result is mainly explained by a 15.5% decrease in operating expenses compared to a 6.3% reduction in revenues. These lower revenues and expenses are explained by the stronger appreciation of the Chilean peso against the Colombian peso compared to the same period in 2007, affecting these amounts once converted to Chilean GAAP. However, in local currency terms, there was an improvement in average sales prices due to a higher reliability charge, and a 9.1% increase in sales volume to 3,760 GWh, while energy generation rose by 5.0% to 2,882 GWh, thus evidencing a good performance of our operations in that country.

The Peruvian subsidiary of Endesa Chile, Edegel, reported an operating income of Ch$ 13,171 million, representing a 42% decrease compared to the Ch$ 22,694 million in the first quarter of 2007. Energy generation increased by 3.6% to 2,074 GWh, however operating revenues decreased by 20.5%, from Ch$ 48,226 million to Ch$ 38,323 million and operating expenses increased by 2.6% to Ch$ 22,976 million. The revenues decrease is mainly attributable to the higher appreciation of the Chilean peso compared to the Peruvian sol, additionally to a 38% decrease in the average spot price. The slightly higher operating expenses are due to 15.4% higher thermal generation compared to the first quarter of 2007.

In Chile, operating income was Ch$ 89,637 million, 19.2% lower than the Ch$ 110,924 million of the first quarter of 2007, even though operating revenues amounted to Ch$ 305,541 million, compared to Ch$ 234.677 million in the same period of the year before, showing an increase of 30.2% . This improvement was the result of the average node price over US$100 per MWh during the first quarter of 2008, with high spot energy prices, which were largely offset by higher operating expenses which rose by 79% to Ch$ 211,629 million, including Ch$ 102,348 million of higher fuel costs following the greater thermal generation with diesel at high production costs in the same period, among other things, to the dry hydrology. It should be mentioned that Endesa Chile’s commercial policy has enabled it to sell at the spot market despite its generation of 4,830 GWh, a 6.9% decrease compared to the first quarter 2007.

Non-Operating Income

Non-operating result in the first quarter of 2008 was a loss of Ch$ 52,809 million, compared to a loss of Ch$ 73,178 million in the same period of 2007, thus positively affecting the Company’s net income compared to the year before. The following are the main changes to the non-operating result:

Net result of investments in related companies increased by Ch$ 18,227 million in the first quarter of 2008 compared to the same period of 2007, basically explained by an improved result of Ch$ 12,889 million by the affiliate company Endesa Brasil S.A.

Price-level restatements and exchange rate differences showed a net positive change of Ch$ 11,711 million in the first quarter of 2008 compared to the same period of 2007, from a loss of Ch$ 615 million as of March 2007 to a gain of Ch$ 11,096 million as of March 2008. This is basically due to changes in the exchange rate between both periods. During the quarter ended March 31, 2008, the Chilean peso appreciated against the US dollar by 11.9% versus a depreciation of 1.3% in the same period of 2007.

Consolidated financial expenses decreased by Ch$ 9,257 million from Ch$ 48,691 million in the first quarter of 2007 to Ch$ 39,434 million in the same period of 2008, a reduction of 19.0%, mainly in Chile due to the effect of the lower exchange rate. Financial income declined slightly, from Ch$ 4,631 million in the first quarter of 2007 to Ch$ 4,544 million in the first quarter of 2008.

Net result of other non-operating income and expenses produced a lower result of Ch$ 18,724 million, basically explained by Ch$ 35,455 million of reduced income from the conversion adjustment, required by Technical Bulletin No.64 of the Chilean Institute of Accountants, with respect to our foreign subsidiaries, mainly Colombia and Peru, Ch$ 2,703 million of higher provisions for contingencies and litigation, partially offset by Ch$ 7,283 million of less provisions for the resettlement of energy and power and Ch$ 11,260 million of reduced provision for tax on the equity of the Colombian subsidiaries.

The conversion adjustment required by Technical Bulletin No.64, related to the Colombian and Peruvian subsidiaries, as in the abovementioned paragraph, negatively affected the net income of these subsidiaries once converted into Chilean GAAP. This is the reason that mainly explains the positive variation of the minority interest from a loss of Ch$ 15,541 million in the third quarter of 2007 to a gain of Ch$ 11,080 in the first quarter of 2008.

Income tax and deferred taxes declined by Ch$ 6,490 million in the first quarter of 2008 compared to the first quarter of 2007. Consolidated accumulated income tax amounted to Ch$ 36,667 million, comprising a charge for income tax of Ch$ 20,308 million and Ch$ 16,359 million of deferred taxes. Accumulated income tax was Ch$ 16,840 million lower than the year before, related to a reduced taxable income, mainly in Endesa Chile and Pangue in Chile, and Emgesa in Colombia. Deferred tax represents an increase of Ch$ 10,350 million over the same period of 2007.

Financing

During the first quarter of 2008, Endesa Chile made disbursements under its revolving credit facilities for a total of US$ 57 million. The Company thus maintains a total amount withdrawn of US$ 273 million out of the total US$ 650 million available.

With respect to the financial activities of Endesa Chile’s consolidated foreign subsidiaries, a series of operations were carried out in 2008 to refinance short-term loans and increase the average life of the debt.

The most active foreign subsidiary in terms of debt issues was Edegel, in Peru, which accumulated a total of two issuances for an approximate total of US$ 20 million in the first quarter 2008:

• A domestic bond was issued on January 25, 2008 for US$ 10 million, for 20 year term and an interest rate of 6.35% .

• A domestic bond was issued on March 7, 2008 for 28.3 million soles (approximately US$ 10 million), for a 7 year term and an interest rate of 6.59% .

The proceeds of these issues have been used to refinance programmed maturities.

In addition, on March 25, 2008 Edegel contracted a US$ 90 million new leasing contract at an interest rate of Libor +1.8%, to finance the 183 MW gas turbine expansion project of the Santa Rosa plant. As of March 31, 2008 Edegel has withdrawn US$ 25 million.

At the end of March 2008, the consolidated financial debt of Endesa Chile amounted to US$ 4,348 million, 10.2% higher than at the end of the same quarter of 2007, thus financial ratios remain their level and the Company’s capacity expansion plan stays in line.

Sustainability and Environment

Endesa Chile’s sixth Sustainability Report was published in March 2008, providing a full account of the objectives met by the Company during 2007, in compliance with the seven commitments established in the sustainability policy.

Continuing with the challenges of showing the greatest transparency, the Company used the version 3 of the Global Reporting Initiative (GRI) guide in the preparation of the report, obtaining for the second consecutive year a final rating of AAA+, coinciding with the Company’s self-evaluation, that of the external auditors and finally Global Reporting Initiative itself. In this report, the first effort has been made for incorporating the indicators of the pilot version of the electricity utility sector supplement, also prepared by GRI.

In order to ensure compliance with its high-standard environmental policy, Endesa Chile began in 2001 to introduce the environmental management systems certification of its installations under the ISO 14,001 standard. This certification, as of March 2008, covered 95.9% of the Company’s total installed capacity, equivalent to 12,293.28 MW.

Finally, on January 4, 2008 Endesa Chile’s Peruvian subsidiary, Edegel, obtained the registration of the re-powering project of the Callahuanca hydroelectric plant in the clean development mechanism (CDM) with the United Nations Office on Climate Change.

Conclusion

Endesa Chile’s operating result has been affected due to the dryer hydrology and higher fuel purchases in Chile. Nevertheless, the Company’s adequate commercial policy and the highly-efficient investment portfolio have mitigated these effects. The latter enables Endesa Chile to be in a satisfactory position to face the next challenges and convert them into growth opportunities, like the various projects on which Endesa Chile is working responsibly to meet the medium and long-term energy requirements resulting from a growing demand for energy and a difficult scenario with dry hydrology and high fuel prices.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of March 31, 2007	As of March 31, 2008	Variance	Change

Current Assets	1,219,147	1,570,429	351,282	28.8%
Fixed Assets	10,308,506	8,989,460	(1,319,047)	(12.8%)
Other Assets	1,790,211	1,151,722	(638,489)	(35.7%)

Total Assets	13,317,865	11,711,611	(1,606,253)	(12.1%)

Table 2.1

Assets (Million Ch$)	As of March 31, 2007	As of March 31, 2008	Variance	Change

Current Assets	533,633	687,393	153,760	28.8%
Fixed Assets	4,512,136	3,934,776	(577,360)	(12.8%)
Other Assets	783,594	504,120	(279,474)	(35.7%)

Total Assets	5,829,363	5,126,289	(703,074)	(12.1%)

As of March 31, 2008 the Company’s total assets show a decrease of Ch$ 703,074 million compared to the same period of the year before:

Current assets increased by Ch$ 153,760 million, mainly explained by an increase in notes and accounts receivable from related companies of Ch$ 128,879 million, principally the transfer from long to short term of accounts receivable from the affiliate company Atacama Finance Co. and notes receivable from the affiliate GNL Quintero S.A.; increase in inventories and recoverable taxes of Ch$ 69,663 million, basically fuels and VAT credits. This was partially offset by reductions in cash and banks, time deposits and marketable securities of Ch$ 24,975 million, principally the payment of dividends and obligations and a reduction in accounts receivable and other accounts receivable of Ch$ 19,402 million.

Fixed assets decreased by Ch$ 577,360 million, mainly explained by the depreciation of fixed assets for Ch$ 188,674 million, sales of fixed assets of Ch$ 2,536 million and the effect of the real exchange rate on fixed assets of foreign subsidiaries, using the methodology of keeping non-monetary assets in US dollars in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants, of Ch$ 590,000 million approximately, partially offset by acquisitions of fixed assets of Ch$ 204,000 million.

Other assets show a decrease of Ch$ 279,474 million, basically explained by a reduction in investments in related companies of Ch$ 186,281 million, mainly the affiliate companies Endesa Brasil S.A. and GasAtacama, a reduction in notes and accounts receivable from related companies of Ch$ 99,110 million, mainly the transfer to short term of accounts receivable from the affiliate Atacama Finance Co., other assets by Ch$ 13,200 million, basically amortization of the discount on bond placements and deferred costs and the transfer to short term of recoverable taxes of El Chocón, partially offset by an increase in long-term debtors of Ch$ 10,782 million, mainly the Wholesale Electricity Market Investment Fund (FONINVEMEM) in Argentina, plus a reduction in negative goodwill of Ch$ 16,236 million.

Table 3

Liabilities (Thousand US$) (1)	As of March 31, 2007	As of March 31, 2008	Variance	Change

Current liabilities	1,291,905	1,615,013	323,108	25.0%
Long-term liabilities	5,172,269	3,947,776	(1,224,493)	(23.7%)
Minority interest	2,283,520	1,679,687	(603,833)	(26.4%)
Equity	4,570,171	4,469,135	(101,036)	(2.2%)

Total Liabilities	13,317,865	11,711,611	(1,606,253)	(12.1%)

Table 3.1

Liabilities (Million Ch$)	As of March 31, 2007	As of March 31, 2008	Variance	Change

Current liabilities	565,480	706,907	141,427	25.0%
Long-term liabilities	2,263,954	1,727,981	(535,973)	(23.7%)
Minority interest	999,520	735,216	(264,304)	(26.4%)
Equity	2,000,409	1,956,185	(44,224)	(2.2%)

Total Liabilities	5,829,363	5,126,289	(703,074)	(12.1%)

Current liabilities rose by Ch$ 141,427 million, mainly due to an increase in bonds payable of Ch$ 164,491 million, related to the transfer from long term of bonds of Endesa Chile, partially offset by repayments of bonds issued by Endesa Chile and Edegel; an increase in notes and accounts payable to related companies of Ch$ 11,572 million; and an increase in accounts payable and other current liabilities of Ch$ 32,157 million, basically larger purchases of energy and fuels and swap transactions, and an increase in dividends payable of Ch$ 30,466 million. This was partially offset by a reduction in bank borrowings of Ch$ 8,075 million, mainly repayments made by the subsidiaries Pehuenche, Edegel and Emgesa; a reduction in sundry creditors of Ch$ 23,456 million, basically the repayment of leases by Edegel and capital taxes in Emgesa; a reduction in income tax of Ch$ 59,689 million, mainly Endesa Chile, Pangue, Pehuenche and Emgesa, and a reduction in obligations with other institutions of Ch$ 44,179 million, basically a payment due by Costanera to Mitsubishi.

Long-term liabilities decreased by Ch$ 535,973 million, mainly due to a reduction in bonds payable of Ch$ 476,731 million, explained principally by transfers to short term of Endesa Chile and Edegel net of new issues by Endesa Chile, Emgesa and Edegel, and a sharp reduction in the real exchange rate; a reduction in sundry creditors of Ch$ 24,201 million, basically reduced leasing obligations of Edegel and a reduction in bank borrowings of Ch$ 44,179 million, mainly because of transfers to short term in Costanera and Chocón, repayments in Edegel and the effect of exchange rate, net of the increase in obligations in Endesa Chile. The above was partially offset by increases in deferred taxes of Ch$ 19,226 million.

The minority interest fell by Ch$ 264,304 million, mainly due to the increase in the holding in Central Hidroeléctrica de Betania S.A. (merged with Emgesa) from 85.62% to 99.99%, following an exchange of assets between the Corfivalle and Endesa groups, and reductions in the shareholders’ equity of companies due to dividend payments, capital reductions and the effect of the US dollar-Chilean peso exchange rate.

Shareholders’ equity decreased by Ch$ 44,224 million over March 2007. This is mainly explained by the reduction in other reserves of Ch$ 147,183 million, partially offset by the increase in retained earnings of Ch$ 79,817 million and increase in the net income for the period of Ch$ 23,919 million.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2008	2009	2010	2011	2012	Balance	TOTAL

Chile	450,470	631,105	101,341	203,730	24,480	1,285,173	2,696,298

Endesa Chile (*)	450,470	631,105	101,341	203,730	24,480	1,285,173	2,696,298

Argentina	51,888	84,250	65,023	78,765	21,094	17,965	318,985

Costanera	40,222	60,916	41,690	37,098	21,094	17,965	218,985
Chocón	11,667	23,333	23,333	41,667			100,000

Perú	124,630	90,690	46,378	50,863	73,396	120,997	506,954

Edegel	124,630	90,690	46,378	50,863	73,396	120,997	506,954

Colombia	33,391	174,505		219,587	167,440	230,567	825,489

Emgesa	33,391	174,505		219,587	167,440	230,567	825,489

TOTAL	660,379	980,549	212,742	552,945	286,410	1,654,702	4,347,726

Table 4.1

(Million Ch$)	2008	2009	2010	2011	2012	Balance	TOTAL

Chile	197,175	276,241	44,358	89,175	10,715	562,533	1,180,197

Endesa Chile (*)	197,175	276,241	44,358	89,175	10,715	562,533	1,180,197

Argentina	22,712	36,877	28,461	34,476	9,233	7,863	139,623

Costanera	17,605	26,664	18,248	16,238	9,233	7,863	95,852
Chocón	5,107	10,213	10,213	18,238			43,771

Perú	54,552	39,696	20,300	22,263	32,126	52,962	221,899

Edegel	54,552	39,696	20,300	22,263	32,126	52,962	221,899

Colombia	14,615	76,383		96,116	73,290	100,921	361,325

Emgesa	14,615	76,383		96,116	73,290	100,921	361,325

TOTAL	289,054	429,196	93,119	242,030	125,364	724,279	1,903,043

(*) Includes: Endesa Chile, Pangue and Celta.
(*) Includes excersice in 2009 of put option of Yankee Bond for US$ 220 million.

Table 5

Indicator	Unit	As of March 31, 2007	As of March 31, 2008	Change

Liquidity	Times	0.94	0.97	3.2%
Acid ratio test (*)	Times	0.73	0.70	(4.1%)
Leverage (**)	Times	0.94	0.90	(4.3%)
Short-term debt	%	20.0	29.0	45.2%
Long-term debt	%	80.0	71.0	(11.3%)

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

The current ratio at March 2008 was 0.97:1, an improvement of 3.2% over March 2007. The acid test ratio was 0.70:1, a decrease of 4.1% compared to March 2007. This reflects a company that continues to show a solid liquidity position, reducing its bank debt with its surplus cash and with a satisfactory debt maturity pattern.

The debt ratio at March 2008 was 1.24:1, a reduction of 12.1% compared to the same period of the previous year.

Consolidated Balance Sheet (Chilean GAAP)

Table 6

	Million Ch$		Thousand US$
ASSETS

	As of March 31,	As of March 31,	As of March 31,	As of March 31,
	2007	2008	2007	2008

CURRENT ASSETS
Cash	14,928	11,727	34,105	26,793
Time Deposits	91,147	74,288	208,236	169,719
Marketable Securities	9,195	4,280	21,007	9,777
Accounts Receivable, net	192,046	175,805	438,751	401,647
Notes receivable	-	-	-	-
Other accounts receivable	62,020	58,858	141,692	134,467
Amounts due from related companies	44,468	173,346	101,591	396,030
Inventories, net	25,269	36,116	57,730	82,512
Income taxes recoverable	8,416	67,232	19,227	153,600
Prepaid expenses	3,744	3,464	8,553	7,913
Deferred taxes	2,590	3,709	5,918	8,474
Other current assets	79,810	78,568	182,336	179,497

Total currrent assets	533,633	687,393	1,219,147	1,570,429

PROPERTY, PLANT AND EQUIPMENT
Property	56,031	50,910	128,009	116,311
Buildings and Infrastructure	6,126,556	5,659,250	13,996,838	12,929,222
Plant and equipment	1,293,671	1,004,182	2,955,545	2,294,171
Other assets	200,820	201,418	458,798	460,164
Technical appraisal	12,913	12,939	29,502	29,562
Sub - Total	7,689,992	6,928,700	17,568,690	15,829,430
Accumulated depreciation	(3,177,855)	(2,993,923)	(7,260,184)	(6,839,970)

Total property, plant and equipment	4,512,136	3,934,776	10,308,506	8,989,460

OTHER ASSETS
Investments in related companies	580,213	393,932	1,325,564	899,983
Investments in other companies	4,287	3,995	9,794	9,126
Positive Goodwill	11,872	8,790	27,122	20,083
Negative goodwill	(47,832)	(31,597)	(109,279)	(72,186)
Long-term receivables	75,398	86,180	172,256	196,889
Amounts due from related companies	99,110	-	226,429	1
Intangibles	28,169	22,900	64,356	52,317
Accumulated amortization	(10,130)	(9,368)	(23,144)	(21,401)
Others	42,507	29,287	97,113	66,911

Total other assets	783,593	504,120	1,790,211	1,151,722

TOTAL ASSETS	5,829,363	5,126,289	13,317,865	11,711,611

Consolidated Balance Sheet (Chilean GAAP)
Table 6.1

	Million Ch$		Thousand US$
LIABILITIES AND SHAREHOLDERS' EQUITY

	As of March 31,	As of March 31,	As of March 31,	As of March 31,
	2007	2008	2007	2008

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	18,850	36,083	43,065	82,435
Current portion of long-term debt	85,537	60,229	195,419	137,600
Notes Payable	-	-	-	-
Current portions of bonds payable	134,427	298,918	307,115	682,913
Current portion of other long-term debt	43,174	30,446	98,636	69,558
Dividends payable	1,787	32,253	4,083	73,686
Accounts payable and accrued expenses	125,510	144,899	286,742	331,038
Miscellaneous payables	41,555	18,098	94,937	41,348
Amounts payable to related companies	5,084	16,657	11,616	38,054
Provisions	27,434	30,388	62,677	69,425
Withholdings	14,984	17,625	34,234	40,266
Income Tax	65,222	6,533	149,007	14,925
Deferred Income	298	393	680	898
Deferred Taxes	-	-	-	-
Other current liabilities	1,617	14,386	3,695	32,866

Total current liabilities	565,480	706,907	1,291,905	1,615,013

LONG-TERM LIABILITIES
Due to banks and financial institutions	326,401	282,222	745,703	644,770
Bonds payable	1,569,182	1,092,451	3,584,980	2,495,833
Due to other institutions	54,768	45,399	125,124	103,720
Accounts payable	101,160	76,959	231,111	175,821
Amounts payable to related companies	-	-	-	-
Accrued expenses	33,271	29,962	76,013	68,451
Deferred taxes	153,423	172,649	350,513	394,436
Other long-Term liabilities	25,749	28,339	58,826	64,745

Total Long-term liabilities	2,263,954	1,727,981	5,172,269	3,947,776

Minority interest	999,520	735,216	2,283,520	1,679,687

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,230,848	1,222,878	2,812,018	2,793,809
Capital revaluation reserve	2,462	9,783	5,624	22,350
Additional paid-in capital-share premium	241,929	241,802	552,715	552,425
Other reserves	(36,865)	(184,049)	(84,223)	(420,481)
Total Capital and Reserves	1,438,374	1,290,414	3,286,134	2,948,103

Retained Earnings
Retained earnings	508,305	588,122	1,161,284	1,343,634
Net Income	53,730	77,649	122,753	177,399
Interim dividend	-	-	-	-
Accumulated surplus during development period of certain subsidiaries	-	-	-	-
Total Retained Earnings	562,036	665,771	1,284,037	1,521,033

Total Shareholders' Equity	2,000,409	1,956,185	4,570,171	4,469,135

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,829,363	5,126,289	13,317,865	11,711,611

Consolidated Cash Flow (Chilean GAAP)

Table 7

Effective Cash Flow (Thousand US$)	1st Quarter 2007	1st Quarter 2008	Variance	Change

Operating	298,883	289,182	(9,701)	(3.2%)
Financing	(23,223)	8,252	31,476	135.5%
Investment	(223,056)	(153,524)	69,532	31.2%

Net cash flow of the period	52,604	143,911	91,307	173.6%

Table 7.1

Effective Cash Flow (Million Ch$)	1st Quarter 2007	1st Quarter 2008	Variance	Change

Operating	130,824	126,578	(4,246)	(3.2%)
Financing	(10,165)	3,612	13,777	135.5%
Investment	(97,634)	(67,199)	30,435	31.2%

Net cash flow of the period	23,025	62,991	39,966	173.6%

Main aspects to the current period on the effective cash flow statement are:

a) Operating activities generated a positive cash flow of Ch$ 126,578 million, a reduction of 3.2% compared to March 2007. This is mainly composed of the net income for the year of Ch$ 77,649 million, plus charges to income not representing net cash flows of Ch$ 57,262 million, changes in assets affecting cash flow of (Ch$ 63,952) million, changes in liabilities affecting cash flow of Ch$ 66,760 million, loss on the sale of assets of (Ch$ 61) million, and minority interest of (Ch$ 11,080) million.

b) Financing activities generated a positive cash flow of Ch$ 3,612 million at March 2008, an increase of 135% compared to March 2007. This mainly consisted of the drawing of loans and bonds for Ch$ 64,864 million and loans received from related companies of Ch$ 729 million. This was offset by the repayment of loans and bonds of Ch$ 32,506 million, the dividend payment of Ch$ 29,113 million and other disbursements of Ch$ 362 million.

c) Investment activities generated a negative flow of Ch$ 67,199 million, mainly explained by acquisitions of fixed assets of Ch$ 61,328 million, documented loans to related companies of Ch$ 13,141 million and other investment disbursements of Ch$ 157 million, offset by fixed asset sales proceeds of Ch$ 44 million and other investment income ones and sales of permanent investments of Ch$ 7,383 million.

Consolidated Cash Flow From Foreign Operations (Chilean GAAP)

Table 8

Cash Flow							Intercompany
(Th US$) (1)	Interests		Dividends		Capital Red.		Amortiz.		Others		Total

	As of Mar. 2007	As of Mar. 2008	As of Mar. 2007	As of Mar. 2008	As of Mar. 2007	As of Mar. 2008	As of Mar. 2007	As of Mar. 2008	As of Mar. 2007	As of Mar. 2008	As of Mar. 2007	As of Mar. 2008

Argentina		177.7							706.5	470.6	706.5	648.3
Peru			2,927.0								2,927.0
Brazil				30,688.8								30,688.8
Colombia				21,527.3								21,527.3
Total		177.7	2,927.0	52,216.1					706.5	470.6	3,633.5	52,864.4

(1) The figures are expressed at exchange rate of Ch$ 437.71 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	1st Quarter 2007	1st Quarter 2008	1st Quarter 2007	1st Quarter 2008

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	53,730	77,649	122,753	177,399

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	8	(61)	18	(140)
(Profit) loss in sale of investments	-	-	-	-
Charges (credits) which do not represent cash flows:	55,904	57,262	127,718	130,822
Depreciation	51,862	47,560	118,484	108,656
Amortization of intangibles	299	488	684	1,115
Write-offs and provisions	-	107	-	245
Amortization of positive goodwill	240	255	548	583
Amortization of negative goodwill (less)	(1,208)	(1,000)	(2,761)	(2,285)
Accrued profit from related companies (less)	(8,116)	(24,430)	(18,543)	(55,813)
Accrued loss from related companies	2,190	276	5,004	632
Net, price-level restatement	(18)	707	(40)	1,616
Net exchange difference	633	(11,805)	1,447	(26,969)
Other credits which do not represent cash flow (less)	(289)	(53)	(660)	(122)
Other charges which do not represent cash flow	10,311	45,156	23,556	103,164
Assets variations which affect cash flow:	(79,102)	(63,952)	(180,719)	(146,105)
Decrease (increase) in receivable accounts	(56,246)	25,676	(128,501)	58,661
Decrease (increase) in inventories	(14,014)	(58,513)	(32,017)	(133,680)
Decrease (increase) in other assets	(8,842)	(31,115)	(20,201)	(71,086)
Liabilities variations which affect cash flow:	84,744	66,760	193,607	152,521
Accounts payable related to operating results	62,115	79,494	141,908	181,613
Interest payable	(23,061)	(26,503)	(52,686)	(60,548)
Income tax payable	14,175	33,515	32,384	76,569
Accounts payable related to non operating results	29,562	6,332	67,537	14,466
Accrued expenses and withholdings	1,954	(26,078)	4,464	(59,579)
Minority Interest	15,541	(11,080)	35,504	(25,314)

Net Positive Cash Flow Originated from Operating Activities	130,824	126,578	298,883	289,182

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	44,326	55,976	101,269	127,884
Proceeds from debt issuance	54,394	8,888	124,270	20,306
Proceeds from loans obtained from related companies	10	729	23	1,666
Capital distribution	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(32,599)	(29,113)	(74,477)	(66,511)
Loans, debt amortization (less)	(58,768)	(19,998)	(134,262)	(45,688)
Issuance debt amortization(less)	(17,487)	(12,508)	(39,950)	(28,576)
Amortization of loans obtained from related companies	-	-	-	-
Amortization of expenses in issuance debt	-	-	-
Other disbursements related to financing(less)	(42)	(362)	(95)	(828)

Net Cash Flow Originated from Financing Activities	(10,165)	3,612	(23,223)	8,252

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	526	44	1,202	101
Sale of related companies	-	7,381	-	16,862
Sale of other investments	-	-	-	-
Collection upon loans to related companies	-	-	-	-
Other income on investments	-	2	-	5
Additions to fixed assets (less)	(59,117)	(61,329)	(135,059)	(140,112)
Investments in related companies (less)	(34,564)	-	(78,967)	-
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(4,479)	(13,141)	(10,232)	(30,022)
Other investment disbursements(less)	-	(157)	-	(358)

Net Cash Flow Originated from Investment activities	(97,634)	(67,199)	(223,056)	(153,524)

Net Positive Cash Flow for the period	23,025	62,991	52,604	143,911

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	3,383	3,355	7,728	7,665
NET VARIATION OF CASH AND CASH EQUIVALENT	26,408	66,346	60,332	151,575
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	168,446	101,793	384,835	232,557

FINAL BALANCE OF CASH AND CASH EQUIVALENT	194,854	168,139	445,167	384,133

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES

ARGENTINA

• On March 18, the Manuel Belgrano thermal plant (TBM) located in Campana was inaugurated with the operational start-up of its first 271 MW natural-gas turbine in open cycle. A second natural-gas turbine will also start operating in open cycle in June 2008. Operations in combined cycle will begin in the first semester of 2009 when the plant will achieve its total capacity of 827 MW. TMB can also use liquid fuels when no gas is available.

CHILE

• The third call for bids, the first in 2008, for the supply of distributors was held on March 11 in two blocks: 1,800 GWh/year for the years 2011 to 2021 and 1,500 GWh/year for the years 2022 and 2023. The 1.8 GWh-year was awarded to AES Gener at an average price of US$ 65.8 per MWh.

• On January 21, the San Isidro II power plant began commercial operations in combined cycle, increasing the plant’s installed capacity from 105 MW to 353 MW. In a third phase, it is expected that this thermal plant will reach a capacity of 377 MW during 2009.

• Endesa, Gener and Colbún submitted offers to distribution companies to motivate a reduction in consumption by customers, producing savings of between Ch$ 45 and Ch$ 56 per kWh during the period March 8 through March 14.

• On April 1st, 2008 Law 20,257 was enacted, whose purpose is to promote the use of non-conventional renewable energy (NCRE). The principal aspect of this law is that it obliges generators to produce at least 5% of their energy contracted from non-conventional renewable energy sources between 2010 and 2014, this percentage then increasing progressively by 0.5%/year between 2015 and 2024, when it will reach 10%.

• The publication of Resolution 127/2008 by the Argentine Ministry of the Economy and Production increased the withholding of natural gas exports from 45% to 100%. It also set a new price for exports of this fuel, which will be the highest of all import contracts signed by Argentina. The cost that Chile pays will therefore increase from approximately US$ 6 to US$ 10 per million BTU. The Argentine government resolution (official state bulletin) applies as the basis for valuing exports of natural gas the highest price applicable at that time set for this fuel in Argentine natural gas import contracts.

• The CNE published the node prices for the SIC for the price-setting of April 2008, which are US$ 102.17/MWh in energy and US$118.28/MWh monomic for the Alto Jahuel 220 node, representing increases in dollar terms of 15% and 14% respectively. In Chilean pesos terms, the prices are Ch$ 45.3/kWh in energy and Ch$ 52.4/kWh monomic (compared to the tariff-setting in October 2007, decreases are 1.4% in energy and of 2.6% monomic).

• The CNE informed the node prices for the SING corresponding to the price-setting of April 2008, which are US$ 103.6/MWh in energy and US$ 115.9/MWh monomic for the Crucero 220 node, no variation compared to the indexation made in February 2008. In Chilean pesos terms, the values are Ch$ 45.9/kWh in energy and Ch$ 51.3/kWh monomic (representing a decrease of 8% in energy and monomic with respect to the indexation of February 2008).

COLOMBIA

• There were no important events.

PERU

• The Official Gazette published the Laws 29,179 and 29,178. The first permits distributors to buy energy at the bar price when without supplies after having invited at least three bidding processes according to the current legislation. Generators are obliged to sell this energy, which is shared as a function of the firm efficient energy of each generator, after discounting their contracts. Law 29,178 reduces the term for investors to carry out project studies and the accomplishment of projects related to temporary concessions.

• The Congress’s Economic Commission approved the regulations for the law for promoting generation using renewable resources. The new law contemplates, among other things, that the MEM will publish every five years a percentage of the system’s generation that should be covered by this type of generation.

• Indexation was applied to the bar tariff on January 4. New energy prices are US$ 28.64/MWh and US$8.3/MWh for power, which represent a reduction of 6.8% in the energy price and an increase of 0.2% for power. In monomic terms, the price fell by 5.3% .

MARKET RISK ANALYSIS

ARGENTINA

• Hydrological risk: The Chocón reservoir ended the quarter with a water level of 367.10 msl. This corresponds to the minimum level for the reservoir concession. It therefore has no available energy (this does not take into account energy stored in the other Comahue reservoirs). Flows in the Limay (Chocón) basin were around 80% of the historical average for March, thus being a dry condition.

• Fuels risk: Gas imports from Bolivia in the first quarter of 2008 were approximately 54% of the volume imported during the same period of 2007.

• The supply of natural gas for Costanera during the first quarter of 2008 continued to be based on monthly supply agreements with a group of producers. Costanera is currently in the process of signing a firm contract for a longer term, and is negotiating contracts for additional volumes.

• Variation in demand: Domestic energy demand grew by 3.8% in the first quarter of 2008 compared to the same period last year.

CHILE

• Hydrological risk: The hydrological year ended with a 74.5% probability of surplus, which represents a normal-dry year. As of March 31, reservoir water levels represent approximately 3,636 GWh of energy equivalent.

• Fuels risk: During this first quarter, restrictions on natural gas supplies from Argentina continued to be high. On March 12, 2008, the Argentine Ministry of the Economy and Production issued its Resolution MEP No.127, which amends Resolution MEP No.534, setting the highest import price for this fuel as the basis for the valuation of natural-gas exports, and raises the right to export from 45% to 100% for certain commodity, including natural gas.

• Variation in demand: Demand increased near 0.7% in the SIC and 1.4% in the SING as of March 31, 2008 compared to the same period last year.

COLOMBIA

• Hydrological risk: The total flows on the SIN in the first quarter of 2008 were 125% of the historic average (wet hydrology). For Guavio, the tributaries for the same period were 71.7% (dry condition) and for Betania were 133.1% (wet hydrology).

• Variation in demand: Demand increased near 1.6% in the first quarter of 2008 compared to the same period last year.

PERU

• Hydrological risk: Edegel’s total volume stored in lakes and reservoirs in March 2008 reached approximately 249 MMm3, which represents 89% of total capacity. Flows in the Rimac basin in the first quarter were 102% of average (semi-wet condition). On the rivers Tulumayo and Tarma, the flows remained in the semi-dry category, at 97% and 81% of average, respectively.

• Fuels risk: the fuels used by the thermal plants continue to be mainly indexed to international prices. However, these fuels have reduced their relative importance with the arrival of natural gas, especially in the Lima area. It should also be remembered that the volatility of the natural gas price, originally indexed to international liquid fuel prices, continues to be cushioned by the effect of DS 64-2006-EM (14-nov-06) by which the maximum price of Camisea natural gas is indexed to US-PPI.

• Variation in demand: Demand increased by 9.4% in the first quarter of 2008 versus the same period of the previous year.

ANALYSIS OF EXCHANGE AND INTEREST RATE RISKS

In consolidated terms, the Company has a considerable percentage of its loans denominated in US dollars, and its sales show a high degree of indexation to that currency. On the other hand, the markets where we operate show a lower indexation to the dollar, thus having a higher portion of this financing in local currency.

Despite the natural exchange rate hedge, the Company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to minimize fluctuations in its results caused by exchange rate variations. Considering the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position above which hedging transactions are undertaken.

As of March 31, 2008, the Company has hedged US$ 125 million through dollar-peso swap and dollar-peso forward contracts in Chile. This figure is the same as the one at the end of March 2007.

Regarding the consolidated interest rate risk, the Company has a proportion of fixed to variable rate debt of approximately 80% / 20% as of March 31, 2008. The percentage at fixed rates has reduced marginally from the 83% / 17% fixed / variable at the same date in 2007, thus reducing the interest-rate fluctuation risk.

Business Information of Chilean and Foreign Operations Main Operating Figures in GWh

Table 10

								TOTAL
1st Quarter 2008	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	Cons.
(GWh)

Total generation	2,574.9	465.7	3,040.6	4,830.3	2,881.8	2,074.1	7,996.4	12,826.7

Hydro generation	-	465.7	465.7	2,646.1	2,749.9	1,343.8	4,559.4	7,205.6

Thermo generation	2,574.9	-	2,574.9	2,177.9	131.9	730.2	3,437.0	5,614.9

Wind generation	-	-	-	6.3	-	-	-	6.3

Purchases	24.8	134.4	159.2	27.3	915.3	38.0	1,112.5	1,139.8

Purchases to related companies	-	-	-	1,343.9	-	-	-	1,343.9

Purchases to other generators	-	-	-	27.3	225.9	-	225.9	253.2

Purchases at spot	24.8	134.4	159.2	-	689.4	38.0	886.6	886.6

Transmission losses, pump and other consumption	24.3	-	24.3	102.9	37.0	48.8	110.1	213.0

Total electricity sales	2,575.4	600.1	3,175.5	4,754.9	3,760.0	2,063.3	8,998.8	13,753.7

Sales at regulated prices	-	-	-	3,069.9	2,031.1	910.5	2,941.6	6,011.5

Sales at unregulated prices	280.4	341.5	621.9	1,217.1	598.8	1,029.0	2,249.7	3,466.9

Sales at spot marginal cost	2,295.0	258.6	2,553.6	467.9	1,130.0	123.8	3,807.4	4,275.3

Sales to related companies generators	-	-	-	1,343.6	-	-	-	1,343.6

TOTAL SALES OF THE SYSTEM	26,499.0	26,499.0	26,499.0	13,197.4	17,698.9	6,517.8

Market Share on total sales (%)	9.7%	2.3%	12.0%	36.0%	21.2%	31.7%

								TOTAL
1st Quarter 2007	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	Cons.
(GWh)

Total generation	2,445.0	735.2	3,180.1	5,190.5	2,745.2	2,002.1	7,927.3	13,117.9

Hydro generation	-	735.2	735.2	4,091.0	2,600.0	1,369.3	4,704.4	8,795.4

Thermo generation	2,445.0	-	2,445.0	1,099.5	145.2	632.8	3,222.9	4,322.4

Wind generation	-	-	-	-	-	-	-	-

Purchases	22.2	81.6	103.8	252.2	734.7	7.1	845.6	1,097.8

Purchases to related companies	-	-	-	1,498.3	-	-	-	1,498.3

Purchases to other generators	22.2	-	22.2	224.3	106.6	-	128.8	353.1

Purchases at spot	-	81.6	81.6	27.9	628.1	7.1	716.8	744.7

Transmission losses, pump and other consumption	17.4	-	17.4	216.0	32.4	58.0	107.7	323.7

Total electricity sales	2,449.8	816.8	3,266.5	5,226.4	3,447.5	1,951.2	8,665.2	13,891.6

Sales at regulated prices	-	-	-	2,789.4	1,911.3	806.3	2,717.6	5,507.0

Sales at unregulated prices	221.8	346.6	568.4	1,364.9	595.8	889.3	2,053.5	3,418.4

Sales at spot marginal cost	2,227.9	470.2	2,698.1	1,072.1	940.4	255.6	3,894.1	4,966.2

Sales to related companies generators	-	-	-	1,498.3	-	-	-	1,498.3

TOTAL SALES OF THE SYSTEM	25,539.2	25,539.2	25,539.2	13,083.7	17,295.1	5,931.6

Market Share on total sales (%)	9.6%	3.2%	12.8%	39.9%	19.9%	32.9%

Business Information in Chilean Operations Main Operating Figures in GWh

Table 10.1

1st Quarter 2008 (GWh)	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING	Total Chile Consolidated CONSOLIDADO

Total generation	3,901.0	671.2	4,572.2	258.1	4,830.3

Hydro generation	1,974.9	671.2	2,646.1	-	2,646.1

Thermo generation	1,919.8	-	1,919.8	258.1	2,177.9

Wind generation	6.3	-	6.3	-	6.3

Purchases	1,371.2	-	27.3	-	27.3

Purchases to related companies	1,343.9	-	1,343.9	-	1,343.9

Purchases to other generators	27.3	-	27.3	-	27.3

Purchases at spot	-	-	-	-	-

Transmission losses, pump and other consumption	98.7	3.1	101.8	1.1	102.9

Total electricity sales	5,173.3	668.1	4,497.9	257.0	4,754.9

Sales at regulated prices	2,978.7	91.2	3,069.9	-	3,069.9

Sales at unregulated prices	968.0	35.2	1,003.2	213.9	1,217.1

Sales at spot marginal cost	252.9	171.9	424.8	43.1	467.9

Sales to related companies generators	973.8	369.8	1,343.6	-	1,343.6

TOTAL SALES OF THE SYSTEM	10,044.2	10,044.2	10,044.2	3,153.2	13,197.4

Market Share on total sales (%)	41.8%	3.0%	44.8%	8.2%	36.0%

1st Quarter 2007 (GWh)	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING	Total Chile Consolidated

Total generation	4,037.3	924.9	4,962.2	228.3	5,190.5

Hydro generation	3,166.0	924.9	4,091.0	-	4,091.0

Thermo generation	871.3	-	871.3	228.3	1,099.5

Wind generation	-	-	-	-	-

Purchases	1,722.6	-	224.3	27.9	252.2

Purchases to related companies	1,498.3	-	1,498.3	-	1,498.3

Purchases to other generators	224.3	-	224.3	-	224.3

Purchases at spot	-	-	-	27.9	27.9

Transmission losses, pump and other consumption	209.2	3.8	213.1	3.0	216.0

Total electricity sales	5,550.4	921.1	4,973.2	253.2	5,226.4

Sales at regulated prices	2,748.1	41.3	2,789.4	-	2,789.4

Sales at unregulated prices	1,099.6	34.3	1,134.0	231.0	1,364.9

Sales at spot marginal cost	615.2	434.6	1,049.9	22.2	1,072.1

Sales to related companies generators	1,087.4	410.9	1,498.3	-	1,498.3

TOTAL SALES OF THE SYSTEM	9,974.4	9,974.4	9,974.4	3,109.3	13,083.7

Market Share on total sales (%)	44.7%	5.1%	49.9%	8.1%	39.9%

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$
	1st Quarter 2007	1st Quarter 2008	1st Quarter 2007	1st Quarter 2008	% Var.

OPERATING REVENUES	426,373	480,560	974,099	1,097,895	12.7%

Energy sales revenues:	408,969	469,622	934,338	1,072,908	14.8%

Endesa Chile and subs. in Chile	217,778	295,048	497,540	674,072	35.5%
Costanera	43,835	46,497	100,146	106,229	6.1%
Chocón	13,706	9,711	31,313	22,185	(29.2%)
Emgesa	85,773	80,329	195,958	183,520	(6.3%)
Edegel	47,877	38,038	109,381	86,902	(20.6%)

Other revenues:	17,404	10,937	39,761	24,988	(37.2%)

Endesa Chile and subs. in Chile	16,898	10,493	38,606	23,973	(37.9%)
Costanera	-	-	-	-
Chocón	-	-	-	-
Emgesa	156	159	357	363	1.7%
Edegel	349	285	798	652	(18.3%)

OPERATING EXPENSES	231,065	317,050	527,896	724,339	37.2%

Fixed Costs:	21,478	20,563	49,069	46,979	(4.3%)

Endesa Chile and subs. in Chile	10,125	10,863	23,133	24,819	7.3%

Consolidation adjustments
of Argentine subsidiaries	(314)	(319)	(718)	(728)	(1.4%)
Costanera	2,423	2,422	5,536	5,533	(0.0%)
Chocón	656	521	1,498	1,190	(20.6%)
Emgesa	4,494	4,319	10,267	9,867	(3.9%)
Edegel	4,094	2,757	9,354	6,298	(32.7%)

Depreciation and Amortization:	52,032	47,887	118,873	109,403	(8.0%)

Endesa Chile and subs. in Chile	24,467	24,356	55,898	55,645	(0.5%)
Costanera	6,081	6,409	13,892	14,643	5.4%
Chocón	3,500	2,635	7,997	6,019	(24.7%)
Emgesa	9,284	7,287	21,211	16,649	(21.5%)
Edegel	8,700	7,199	19,875	16,447	(17.3%)

Variable Costs:	157,555	248,601	359,953	567,958	57.8%

Costanera	30,472	30,256	69,617	69,124	(0.7%)
Chocón	4,110	3,740	9,390	8,545	(9.0%)
Emgesa	29,748	25,174	67,963	57,514	(15.4%)
Edegel	9,605	13,020	21,944	29,746	35.6%
Fuels and Lubricants in Chile	40,386	142,734	92,267	326,093	253.4%
Energy purchases in Chile	12,353	5,566	28,223	12,716	(54.9%)
Other variable costs in Chile	30,880	28,109	70,550	64,219	(9.0%)

(*) On September 1, the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$
	1st Quarter 2007	1st Quarter 2008	1st Quarter 2007	1st Quarter 2008	% Var.

OPERATING REVENUES	426,373	480,560	974,099	1,097,895	12.7%

Endesa Chile and subs. in Chile	234,677	305,541	536,146	698,045	30.2%
Consolidation adjustments of Argentine subsidiaries	-	-	-	-
Costanera	43,835	46,497	100,146	106,229	6.1%
Chocón	13,706	9,711	31,313	22,185	(29.2%)
Emgesa	85,929	80,487	196,315	183,883	(6.3%)
Edegel	48,226	38,323	110,179	87,554	(20.5%)

OPERATING EXPENSES	231,065	317,050	527,896	724,339	37.2%

Endesa Chile and subs. in Chile	118,213	211,629	270,070	483,492	79.0%
Consolidation adjustments of Argentine subsidiaries	(314)	(319)	(718)	(728)	(1.4%)
Costanera	38,976	39,088	89,045	89,300	0.3%
Chocón	8,266	6,896	18,884	15,754	(16.6%)
Emgesa	43,526	36,781	99,441	84,030	(15.5%)
Edegel	22,399	22,976	51,173	52,491	2.6%

OPERATING MARGIN	195,308	163,509	446,204	373,556	(16.3%)

Endesa Chile and subs. in Chile	116,464	93,912	266,076	214,552	(19.4%)
Consolidation adjustments of Argentine subsidiaries	314	319	718	728	1.4%
Costanera	4,859	7,410	11,101	16,929	52.5%
Chocón	5,440	2,815	12,428	6,431	(48.3%)
Emgesa	42,403	43,707	96,874	99,853	3.1%
Edegel	25,828	15,347	59,006	35,063	(40.6%)

GENERAL AND ADMINISTRATIVE COSTS	10,910	8,464	24,925	19,338	(22.4%)

Endesa Chile and subs. in Chile	5,540	4,275	12,658	9,767	(22.8%)
Consolidation adjustments of Argentine and Colombian subsidiaries	(36)	(28)	(81)	(63)	22.4%
Costanera	620	595	1,416	1,360	(3.9%)
Chocón	247	278	563	636	12.9%
Emgesa	1,405	1,167	3,211	2,667	(16.9%)
Edegel	3,134	2,176	7,159	4,971	(30.6%)

OPERATING INCOME	184,398	155,045	421,279	354,219	(15.9%)

Endesa Chile and subs. in Chile	110,924	89,637	253,418	204,786	(19.2%)
Consolidation adjustments of Argentine and Colombian subsidiaries	350	346	799	791	(1.0%)
Costanera	4,239	6,815	9,685	15,569	60.7%
Chocón	5,194	2,537	11,865	5,795	(51.2%)
Emgesa	40,997	42,539	93,663	97,186	3.8%
Edegel	22,694	13,171	51,847	30,092	(42.0%)

INTERNATIONAL GENERATOR CONTRIBUTION	73,474	65,408	167,860	149,433	(11.0%)

(*) On September 1, the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.

Endesa Chile’s Ownership Structure, as of March 31, 2008 Total Shareholders: 20,544. Total Outstanding Shares: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	19.72%
ADRs	4.72%
Individuals	4.55%
Others	11.03%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended March 31, 2008, on Monday, April 28, 2008, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 54, international.
Dial-In number: 1 (888) 680 08 69

Passcode I.D.: 59455674

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 18288566

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link: https://www.theconferencingservice.com/prereg/key.process?key=PFLYETR8B

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: April 25, 2008